SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                      SOUTHERN ELECTRIC GENERATING COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.
-------  -------------------------------

         Bank Notes and Commercial Paper.

Item 2.  Issue, renewal or guaranty.
-------  ---------------------------

         Issue.

Item 3.  Principal amount of each security.
-------  ----------------------------------

         December 31, 2001

         Bank Notes - One issue at $2,000,000. Outstanding at December 31, 2001
         - $2,000,000.

         Commercial Paper - Various amounts ranging from $300,000 to $26,000,000. Outstanding at December 31, 2001 - $60,000,000.

         March 31, 2002

         Bank Notes - Various amounts ranging from $1,000,000 to $5,000,000. Outstanding at March 31, 2002 - $10,000,000.

         Commercial Paper - Various amounts ranging from $2,400,000 to $21,000,000. Outstanding at March 31, 2002 - $46,400,000.

Item 4.  Rate of interest per annum of each security.
-------  --------------------------------------------

         December 31, 2001

         Bank Notes - 2.13%.

         Commercial Paper - Rates ranging from 1.79% to 2.75%.

         March 31, 2002

         Bank Notes - Rates of 1.98% to 2.10%.

         Commercial Paper - Rates ranging from 1.67% to 1.95%.

Item 5. Date of issue, renewal or guaranty of each security.
------- ----------------------------------------------------

         December 31, 2001

         Bank Notes and Commercial Paper - Various dates within the quarter ended December 31, 2001.

         March 31, 2002

         Bank Notes and Commercial Paper - Various dates within the quarter ended March 31, 2002

Item 6. If renewal of security, give date of original issue.
------- ----------------------------------------------------

         Not Applicable.

Item 7.  Date of maturity of each security.
-------  ----------------------------------

         Maturities vary with none exceeding nine months.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.
-------  -----------------------------------------------------------------------

         Bank Notes - SouthTrust Bank

         Commercial Paper - Southern Company Funding Corporation

Item 9. Collateral given with each security, if any.
------- --------------------------------------------

         None.

Item 10. Consideration received for each security.
-------- -----------------------------------------

         Various.

Item 11. Application of proceeds of each security.
-------- -----------------------------------------

         Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
-------- -----------------------------------------------------------

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48 X . ------

Item 13. Not Applicable.
-------- ---------------

Item 14. Not Applicable.
-------- ---------------

Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the
         Commission other than Rule U-48, designate the rule under which exemption is claimed.
-------- ---------------------------------------------------------

         Rule 52.


Date:  May 6, 2002           SOUTHERN ELECTRIC GENERATING COMPANY



                             By: /s/Wayne Boston
                                  Wayne Boston
                               Assistant Secretary